August 3, 2023	Via Edgar

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-3561

Re: Foremost Lithium Resource & Technology Ltd. (the "Company")

Registration Statement on Form F-1

File No. 333-272028

Ladies and Gentlemen:

Reference is made to our letter, filed as correspondence via EDGAR on August 1, 2023, in which we requested the acceleration of the effective date of the above-referenced Registration Statement for Thursday, August 3, 2023, at 5:00 p.m. Eastern Time, in accordance with Rule 461 under the Securities Act of 1933, as amended. We are no longer requesting that such Registration Statement be declared effective at this time, and we hereby formally withdraw our request for acceleration of the effective date.

Very truly yours,

Foremost Lithium Resource & Technology Ltd.

By:	/s/ Jason Barnard

Name: Jason Barnard

Title: Chief Executive Officer